21344 DC

No Act

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

06022826

January 23, 2006

Parth S. Munshi
Counsel, Transactions & Securities
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/23/2006

Re: The Coca-Cola Company
Incoming letter dated December 15, 2005

Dear Mr. Munshi:

This is in response to your letter dated December 15, 2005 concerning the shareholder proposal submitted to Coca-Cola by Mary F. Morse. We also have received a letter from the proponent dated December 19, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
JAN 31 2006
THOMSON
FINANCIAL

Enclosures

cc: Mary F. Morse
212 Highland Ave.
Moorestown, NJ 08057-1717

The Coca-Cola Company

COCA-COLA PLAZA
ATLANTA, GEORGIA

ADDRESS REPLY TO
P. O. BOX 1734
ATLANTA, GA 30301
404 676-2121

Rule 14a-8(h)(3)
Rule 14a-8(i)(3)

December 15, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Coca-Cola Company/Exclusion From Proxy Materials of Shareowner Proposals Submitted by Mary F. Morse

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, The Coca-Cola Company, a Delaware corporation (the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareowner proposal (the "Proposal") submitted by Mary F. Morse, Trustee (the "Proponent") from its proxy materials for its 2006 Annual Meeting of Shareowners (the "Annual Meeting"). The Company asks that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its proxy statement for the Annual Meeting for the reasons set forth below. The Company intends to file its definitive proxy materials for the Annual Meeting with the Commission on March 8, 2006. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

As more fully set forth below, we believe that the Proposal is excludable from the Company's 2006 proxy materials for the following reasons: (a) the Proposal may be excluded under Rule 14a-8(h)(3) because the Proponent failed to attend, or send a duly qualified representative to attend, the 2004 Annual Meeting of Shareowners to present a prior proposal submitted to the Company; and (b) the Proposal may be excluded under Rule 14a-8(i)(3) because it contains materially false or misleading statements and its implementation would cause the Company to violate the federal proxy rules.

BACKGROUND

The Company received the Proponent's submission on August 19, 2005. A copy of the Proponent's letter is attached hereto as Exhibit A.

THE PROPOSAL

The Proposal reads:

"I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year. This excludes minor perks and necessary insurance. Like wise, [sic] no severance contracts are to be made."

DISCUSSION

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders that meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals. However, Rule 14a-8 also provides that certain types of proposals are outside the scope of the rule and therefore need not be included in the company's proxy material.

I. The Proponent Failed to Present a Proposal at the 2004 Annual Meeting and Therefore This Proposal is Excludable Under the Two-Year Exclusion Provision of Rule 14a-8(h)(3)

The Proposal may be excluded under Rule 14a-8(h)(3) which provides that where a proponent of a shareowner proposal, or a duly qualified representative of such proponent, fails to attend the shareowner meeting to present the proposal without good cause, a company is permitted to exclude all proposals submitted by that proponent for any meeting held in the following two calendar years. The Proponent submitted a shareowner proposal to the Company which was included in the Company's proxy materials for its 2004 Annual Meeting of Shareowners. The 2004 meeting was held in Wilmington, Delaware on April 21, 2004. Neither the Proponent nor her duly qualified representative was present at the meeting to introduce the proposal. The Proponent has not provided the Company with any explanation to account for her failure to be present or her failure to send a duly qualified representative to 2004 Annual Meeting and, therefore, the Company may exclude her proposals for the following two calendar years. As a result of the Proponent's failure to appear or send a representative to the 2004 Annual Meeting, the Staff concurred in the exclusion of a proposal submitted by "Mary F. Morse, Trustee" from the Company's proxy materials for the 2005 Annual Meeting. The Coca Cola Co. (Dec. 22, 2004). The Staff noted that the Company "included the proponent's proposal in its proxy statement for its 2004 annual meeting, but that neither the proponent nor her representative appeared to present the proposal" and that "good cause" was not provided for the failure to appear at the 2004 Annual Meeting. It should also be noted that with respect to the Annual Meeting, the Proponent only provides that she will attempt to be represented at the meeting.

The Staff has frequently allowed other companies to exclude shareowner proposals in reliance on Rule 14a-8(h)(3) because of a proponent's failure to appear or send a representative to an annual meeting to present a proposal absent good cause. *See, e.g.*, Poore Brothers, Inc. (Feb. 18, 2004); Service Corporation International (Feb. 6, 2004); Exxon Mobil Corp. (Jan. 26, 2004); Wm. Wrigley Jr. Co. (Dec. 5, 2003); Avaya, Inc. (Nov. 14, 2003); NCR Corp. (Jan. 2, 2003). In the past, the Staff has also ruled that financial strain associated with attending the annual meeting, the brief amount of time allotted for a proponent to introduce the proposal at the annual meeting, or health issues did not constitute "good cause" for failure to appear. *See* J.C. Penney Company, Inc. (Feb. 13, 2004) (the Staff ruled that the proponent's explanation that he did not attend the annual meeting due to spinal, cervical, and neurological ailments which prevent him from traveling did not constitute a statement of "good cause"); NRC Corp. (Jan. 2, 2003) (the Staff stated that the proponent did not state a "good cause" for failure to appear when the proponent explained that he believed it was "a Penalty to spend airfare, lodging, and meals to attend any distant meeting").

The Company believes that the Proposal for the 2006 proxy materials is excludable for the same reason that her 2005 proposal was properly excluded. The Proposal represents the second calendar year after the Proponent's failure to appear in 2004 and, therefore, exclusion is authorized under Rule 14a-8(h)(3). *See* International Business Machines Corp. (Jan. 2, 2004) (second year exclusion for the 2004 proxy materials with the Staff's concurrence following a 2003 first year exclusion under Rule 14a-8(h)(3)); Masco Corp. (Nov. 21, 2001) (second year exclusion permitted for 2002 proxy materials under Rule 14a-8(h)(3) where the proponent failed to appear without good cause to present a proposal which was included in the registrant's 2000 proxy materials); PACCAR Inc. (Dec. 4, 2000) (proposal excluded for a second year under Rule 14a-8(h)(3) with the concurrence of the Staff after the proponent had again resubmitted the proposal). As a result, we believe that the Proposal may be excluded from the Company's proxy materials for the 2006 Annual Meeting pursuant to Rule 14a-8(h)(3).

II. The Proposal is Excludable because it Contains Materially False or Misleading Statements in Violation of Rule 14a-8(i)(3)

Rule 14a-8(i)(3) allows a registrant to exclude a proposal or portions of the supporting statement "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In Staff Legal Bulletin No. 14B dated September 15, 2004, the Staff clarified its stance on the application of Rule 14a-8(i)(3). While limiting the total number of grounds on which the Staff would consent to exclusion of shareholder proposals under Rule 14a-8(i)(3), the Staff noted that "[t]here continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of Rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on Rule 14a-8(i)(3) and seek our concurrence with that determination." The Staff then reaffirmed several independent grounds that will be addressed below for which exclusion is allowed under Rule 14a-8(i)(3):

1. the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires -- this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result;

2. statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation;

3. substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote; or

4. the company demonstrates objectively that a factual statement is materially false or misleading.

1. The Proposal is misleading because it is inherently vague and indefinite.

As reiterated in Staff Legal Bulletin 14B, omission under Rule 14a-8(i)(3) is appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." The Staff has consistently applied this rationale to permit the exclusion of inherently vague and indefinite shareholder proposals in their entirety. *See, e.g.*, International Business Machines Corp. (Feb. 2, 2005) (permitting the exclusion of a proposal seeking to have officers' and directors' "pay reduced to the level prevailing in 1993" under Rule 14a-8(i)(3) as vague and indefinite); The Proctor & Gamble Co. (Oct. 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareowners nor the company would know how to implement the proposal).

Particularly applicable here is a January 23, 2003 General Electric Company no-action letter (the "GE Letter"). The proposal that was excluded in the GE Letter called for a cap on "salaries and benefits" of one million dollars for the company's officers and directors. The GE Letter was thus very similar to the Proposal at issue here which calls for the elimination of "all remuneration for any one of management in an amount above $500,000 per year" and also calls for "no severance contracts" to be made. In the GE Letter, the Staff consented to the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite. The following successful arguments presented in the GE Letter are fully applicable to the instant Proposal:

> "The Proposal is vague and indefinite because the Proposal fails to define critical terms or otherwise provide guidance on how it should be implemented.

> Significantly, the Proposal does not define the term "benefits." Are "benefits" limited to the value of medical, life, disability, and similar employee benefits, or does the term include all compensation other than salary, such as perquisites, stock options, and other awards? Are "benefits" to be measured for purposes of the $1 million cap by their cost to GE, or their value to the recipient . . . If stock options constitute "benefits," how should they be valued -- by their Black-Scholes value, their spread, or some other formula? . . . [H]ow does the Proposal treat deferred compensation for purposes of the annual $1 million cap? Similarly, if stock options and other equity-based awards are included in the term "benefits," it is not clear when the value of such awards are to be counted for purposes of any annual cap: Should stock options be counted on the date of grant, the date of exercise, or upon the occurrence of some other undefined event, such as resale of the underlying shares? Should other equity-based awards be counted in the year in which the award is made, a performance goal is met, or an award is determined -- or, when the actual cash, shares, or other property is ultimately paid out? What if the "payout" is deferred?"

The Proponent here has not clarified the meaning of "remuneration." In stating that the $500,000 limitation "excludes minor perks and necessary insurance," the Proposal leaves a strong negative implication that many other types of benefits and perks would have to be included in some form in the calculation of remuneration. However, the Proposal provides no guidance or insight as to how such additional benefits and perks are to be valued. By merely substituting the vague term "remuneration" from the Proposal for the equally vague term "benefits" used in the GE Letter, it is clear the same uncertainties that caused the Staff to concur in the exclusion of the proposal in the GE Letter pervade this Proposal. Therefore, we believe that the Proposal is so inherently vague and misleading that it may be omitted from the Company's proxy materials for the Annual Meeting pursuant to Rule 14a-8(i)(3).

2. Portions of the supporting statement are misleading because they impugn the character, integrity or personal reputation of management and the directors.

Significant portions of the supporting statement are false and misleading and, therefore, those sections of the supporting statement are excludable under Rule 14a-8(i)(3). In Legal Bulletin No. 14B, the Staff recently noted that for purposes of Rule 14a-8(i)(3), it considers misleading "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." There are numerous no-action letters that support the exclusion of a statement as false and misleading because it would impugn the character and integrity of the company's management or directors without factual foundation. *See* FirstEnergy Corp. (Feb. 23, 2004) (instructing the proponent to delete a statement that "company officials may, in fact, be funding groups and candidates whose agendas are antithetical to the interests of it, its shareholders and its stakeholders" based on the argument that the statement impugned the character and reputation of the company's board and executives); General Electric Co. (Jan. 25, 2004) (instructing the proponent to delete statements based on the argument that the statements impugned the character of the company's board and management); Honeywell Int'l, Inc. (Jan. 15, 2003) (directing the proponent to delete multiple statements from the proposal based on the company's argument that such statements impugned the character and integrity of the company's board).

The supporting statement here asserts that "YOUR assets are being constantly diverted for Management's gain." The statement also alleges that the "Directors are the group responsible for the need of this Proposal, as they determine remuneration, and under 'Plurality' voting rules, cannot be defeated for election . . . This is unconstitutional!" The overall tone and effect of these statements is to impugn the character, integrity, and personal reputation of the Company's directors and management and to imply that the Company has acted improperly. Therefore, we believe that these statements are excludable from the Company's proxy materials for the Annual Meeting pursuant to Rule 14a-8(i)(3).

3. Portions of the supporting statement are misleading because they are irrelevant to the subject matter of the Proposal.

According to Staff Legal Bulletin 14B, omission under Rule 14a-8(i)(3) is appropriate where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." The Staff on numerous occasions has permitted companies to exclude portions of supporting statements that address topics irrelevant to the subject matter of the proposal. *See, e.g.,* Freeport-McMoRan Copper & Gold Inc. (Feb. 22, 1999) (permitting the omission of references to topics such as the company's compliance with the Foreign Corrupt Practices Act, failure to discuss political issues in Indonesia at an annual meeting, and the use of a hover-craft in the context of a proposal to declassify the company's board); Knight-Ridder, Inc. (Dec. 28, 1995) (in the context of a proposal regarding stockholder rights plans, the Staff determined that the company could omit paragraphs of the supporting statement relating to the company's position on a strike against one of its newspapers and the advisability of the continued employment of an employee because these paragraphs could be "confusing and misleading to the shareholders because they are unrelated to the subject matter of the proposal").

A major portion of the supporting statement here addresses plurality voting, stating in part that "under 'Plurality' voting rules, [directors] cannot be defeated for election, even if only one vote 'For' is received each, for the number of nominees presented. It is suggested that shareowners look deeper into why they are denied the 'Right of Dissent'; but ONLY in the Vote for Directors column. It [sic] This is unconstitutional! The choice of 'Against' was removed about Year 1975." This statement is false and misleading within the meaning of Rule 14a-9 because it refers to a subject -- plurality voting -- that is completely unrelated to the two topics of the actual Proposal -- management remuneration and severance contracts. Therefore, the entire portion of the supporting statement that refers to plurality voting may be excluded under Rule 14a-8(i)(3) because it is irrelevant to the subject matter of the Proposal and there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

4. Portions of the supporting statement are objectively false and misleading.

The supporting statement here contains an implication about plurality voting that is false and misleading in violation of Rule 14a-8(i)(3). The Staff has consistently held that if a company's governing instruments do not opt out of the plurality voting for director elections that is specified by Delaware law, implementation of a proposal requesting proxy cards to indicate that a stockholder may vote "against" a director will result in the company's proxy materials being false or misleading in violation of Rule 14a-9. In plurality voting, a vote "against" a director has no effect. Thus, providing shareholders a proxy card that indicates the shareholder may vote "against" a director could mislead a shareholder into believing that a vote "against" a director will be given effect in the tabulation of votes cast. *See* Avaya Inc. (Nov. 4, 2004); Mattel, Inc. (Feb. 21, 2003); Occidental Petroleum Corp. (Jan. 2, 2003); Visteon Corp. (Feb. 20, 2002). In a January 2, 2003 letter, the Staff took a no-action position on this issue allowing the Company to exclude a proposal submitted by the Mary F. Morse Family Trust. The Coca-Cola Co. (Jan, 2, 2003) (the "2003 Letter"). That proposal requested that the Company "re-apply the word 'Against' in the Vote for Directors column." According to the Staff, exclusion was proper because the Company's "governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, [so] it appears that implementation of the proposals would result in Coca-Cola's proxy materials being false or misleading under rule 14a-9."

Here, the supporting statement states in part that "under 'Plurality' voting rules, [directors] cannot be defeated for election, even if only one vote 'For' is received each, for the number of nominees presented. It is suggested that shareowners look deeper into why they are denied the 'Right of Dissent'; but ONLY in the Vote for Directors column. It [sic] This is unconstitutional! The choice of 'Against' was removed about Year 1975." This statement falsely implies that the option to vote "against" a director could have legal effect. Therefore, we believe that, just as the proposal in the 2003 Letter was excludable, the portion of the supporting statement to this Proposal that addresses plurality voting is excludable because it would result in the supporting statement being false or misleading in violation of Rule 14a-8(i)(3).

We note that in the past the Staff has permitted the exclusion of entire shareholder proposals and supporting statements where they contained false and misleading statements or omitted material facts necessary to make such proposals and supporting statements not false and misleading. *See, e.g.,* The Swiss Helvetia Fund, Inc. (Apr. 3, 2001); General Magic, Inc. (May 1, 2000). In a 2001 Legal Bulletin, the Staff stated that "when a proposal and its supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (CF) (July 13, 2001). Requiring the Staff to spend large amounts of time reviewing shareholder proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under Rule 14a-8." Id. Therefore, because the Proposal would require "detailed and extensive editing," we believe that the entire Proposal and supporting statement may be excluded as false and misleading.

CONCLUSION

For all of the foregoing reasons, the Company has determined to exclude the Proposal from the Company's proxy materials for the 2006 Annual Meeting.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (404) 676-2671.

Very truly yours,

Parth S. Munshi
Counsel, Transactions & Securities

cc: Mary F. Morse

Enclosures: 6 copies of this letter, with exhibits

Exhibit A

Mary F. Morse, Trustee
212 Highland Ave.
Moorestown, NJ 08057-1717

Ph: 856 235 1711
August 15, 2005

COCA-COLA COMPANY
RECEIVED
AUG 19 2005
SHAREOWNER AFFAIRS

Office of The Secretary
The Coca Cola Company
PO Box 1734 NAT
Atlanta, GA 30301-1734

Dear Secretary:

I, Mary F. Morse, Trustee, of 212 Highland Ave., Moorestown, NJ 08057-2717, owner of $2000.00 or more of Coca Cola Company stock for over one year, wish to present the following proposal to be printed in the Year 2006 Proxy Materials for a vote. I will attempt to be represented at the meeting, and shall hold equity until after that time.

PROPOSAL

I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year. This excludes minor perks and necessary insurance. Like wise, no severance contracts are to be made.

REASONING:

If a person becomes unsatisfactory or unnecessary, it is not a necessity that they be paid to leave. It is possible for a person to enjoy a profitable and enjoyable life with the proposed amount, and even to underwrite their own retirement plan. The Proxy is required to publish remuneration of only five upper Management personnel. YOUR assets are being constantly diverted for Management's gain. Most asset gains are the result of a good product or service, produced by the workers, successful advertising, and acceptance by the public market. Just being in a Management position does not materially affect these results, as companies seldom founder due to a changeover.

EXPLANATION:

The Directors are the group responsible for the need of this Proposal, as they determine remuneration, and under "Plurality" voting rules, cannot be defeated for election, even if only one vote "For" is received each, for the number of nominees presented. It is suggested that shareowners look deeper into why they are denied the "Right of Dissent"; but ONLY in the Vote for Directors column. It This is unconstitutional! The choice of "Against" was removed about Year 1975. You are asked to take a closer look to be knowledgeable for your voting decisions, as Management usually nominates Directors.

NOTE: Ford Motor Company agreed to return "Against" three years ago, showing the "American Way" spirit as a fine U.S. Corporation.

The Coca Cola Company eliminated "SAR's, severance packages, and options awards as far back as 1998. The above actions are commendable.

---End of Proposal---

PS: I have all the copies of "Rules" I need. Recall the 26 pages "National Paperwork Recovery Act" ?

Sincerely,
Mary F. Morse, Tr.
Mary F. Morse Tr

PREPARED BY:
HUSBAND, ROBERT

Mary F. Morse, Trustee
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711

December 19, 2005

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth St. NW.
Washington, DC 20549

Re Letter of Dec.15, 05
The Coca-Cola Company

Ladies and Gentlemen:

I have reported being unable to attend meetings since Mrs. Morse had a stent insert in last week of December 2003, and since has had other ailments requiring my presence to attend her needs. Also, claim stands that no benefits are obtained by expense of attending and repeating what has been printed in the Proxy Materials. This is another of the "Rules" unfortunately obtained by Corporate pressure upon the Commission for their deterrence of Proposals being offered. Note that most all Proxy Materials request an early vote, prior to the Meeting, and little change can be a result of attending, therefore it is moot to do so. Finally, can you imagine anyone being stupid enough to fly any distance, rent a hotel room and use taxi service, when they have been allotted three whole minutes by Management to make a presentation to a portion of the shareowners?

I therefore request that the denial to have my proposal published be rescinded. The Commission has issued no data on what constitutes a "valid" claim, and thus mine is very appropriate in the matter.

II False or misleading Statements.

1. "vague and indefinite" Not so, it is plain and concise. It is not my province to tell Management how to implement. The stated salary and bonus's may or may not reach the $500.000.00 mark. It is not a stipulation of my Proposal. Existing options, SAR's. etc. would stop after current programs, to comply. If, as stated or implied, Management would be incapable of understanding or carrying out the program, it might be they need replacement with better qualified personnel who could implement a simpler re-imbursement plan. The savings in administrative and presentation costs in the proxies would be tremendous.

2. "directly or indirectly impugn character, etc." No evidence is noted of "what is improper". The statement should be regarded as an attempt to derail my Proposal.

3. "substantial portions of supporting statement are irrelevant, etc." This is regarding my information and advice to Shareowners. Such is permissible, accurate and understandable, as Management's recommendations to Shareowners are provided. Anyone is entitled to information, not just "she" as noted., to know how to make a voting decision.

4. ''3.contd.—or "the company demonstrates, etc." This is an "if" and the privilege is theirs to insert in any proxy objections.

1.—2 The Proposal is misleading, etc. This is repetitious of the preceding claim and contains prior rulings not "cast in stone", that the S.E.C. may not correct. There is such an oversupply of previous rulings, the last of page 4, all of 5, 6, and 7 should be disregarded by the Staff, except for the "Plurality" issue. I have a right to inform shareowners of such as being a denial of the constitutional "Right of Dissent" The claim a company would violate the Federal {and/or State Rules is <u>not an issue.</u> The issue is that "Plurality" voting is unconstitutional, and the S.E.C. has yet to prove otherwise. The "if" questions regarding implementation are idle speculations, and a competent Management can produce a reasonable remuneration plan simply by deleting the systems aggregated in past schemes which have escalated through the years.

It is regrettable that legal firms are "tracking" me. This Proponent has submitted almost 100 proposals to various firms. This amounts to a type of harassment. The use of repetitive wording to hammer in the objections is likewise an affront to the Staff's ability to comprehend.

My Proposal was timely, concise and correct and should be allowed in the Proxy Materials for Year 2006. I am cognizant of the Rules and need no more copies.

I will make any deletions or change wording to comply, and in a timely manner for a March printing.

This material composed and presented by my husband, Robert, since I neither type nor use a computer.

6 copies to S.E.C.
1 to Coca-Cola Company
Rhymes for stress relief

Sincerely, Mary F. Morse
Mary F. Morse, Trustee

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 23, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca- Cola Company
Incoming letter dated December 15, 2005

The proposal relates to compensation.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(h)(3). We note your representation that Coca-Cola included the proponent's proposal in its proxy statement for its 2004 annual meeting, but that neither the proponent nor her representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Coca-Cola relies.

Sincerely,

Ted Yu
Special Counsel